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Exhibit 20.1

INTRADO® ANNOUNCES RECORD FOURTH QUARTER 2003 AND FULL YEAR RESULTS

Fourth Quarter Revenue of $33.0 Million, Earnings Per Diluted Share of $0.23 and
Net Free Cash Flow of $7.2 Million

2003 Revenue of $124.7 Million, Earnings Per Diluted Share of $0.63 and Net Free
Cash Flow of $25.1 Million Resulting in Year-End Cash Balance of $38.0 Million

        February 3, 2004 (Longmont, Colo.)—Intrado Inc. (NASDAQ:TRDO), North America's leading provider of 9-1-1 infrastructure systems and services, and experts in engineering and managing complex integrated data and telecommunications solutions, today announced fourth quarter 2003 and full year 2003 results:

  •
  For the fourth quarter, revenue was $33.0 million, up from $29.7 million reported in 2002. For the full year 2003, revenue was $124.7 million, up from $107.7 million in 2002.

  •
  Net income for the fourth quarter of 2003 was $3.9 million, or $0.23 diluted earnings per share, compared to $9.7 million, or $0.61 diluted earnings per share in 2002. Net income for the full year 2003 was $10.7 million, or $0.63 diluted earnings per share, compared to $11.1 million, or $0.67 diluted earnings per share in 2002. Net income results for the fourth quarter 2002 and for the full year 2002 included a tax benefit of $6.0 million, or $0.36 per diluted share, resulting from the reversal of a previously recorded valuation allowance for deferred tax assets.

  •
  Net income for the fourth quarter 2003 includes income tax expense of $1.4 million, a 27.0% effective tax rate. Net income for the full year 2003 includes income tax expense of $5.2 million, a 32.7% effective tax rate. Diluted earnings per share in the fourth quarter of 2003 was favorably impacted by $0.03 due to a change in estimate related to our effective tax rate for the year, primarily due to lower than forecasted operating income.

  •
  Net income before taxes for the fourth quarter 2003 was $5.3 million, compared to $3.7 million in 2002. Net income before taxes for the full year 2003 was $15.9 million, compared to $5.1 million in 2002.

  •
  Intrado finished 2003 with $38.0 million in cash, up from $12.9 million at the end of 2002.

  •
  Net cash provided by operating activities for the fourth quarter of 2003 was $11.4 million, compared to $8.5 million in 2002. For the full year 2003, net cash provided by operating activities was $37.0 million, compared to $18.0 million in 2002.

  •
  Free cash flow (net cash provided by operating activities of $11.4 million less net cash used in investing activities of $2.7 million) for the fourth quarter of 2003 was $8.7 million, compared to $4.3 million (net cash provided by operating activities of $8.5 million less net cash used in investing activities of $4.2 million) in 2002. Free cash flow for the full year 2003 was $28.4 million (net cash provided by operating activities of $37.0 million less net cash used in investing activities of $8.7 million), compared with negative $7.3 million (net cash provided by operating activities of $18.0 million less net cash used in investing activities of $25.3 million) in 2002. A supplemental reconciliation of free cash flow and net free cash flow is included in the attached financial tables.

        "In 2003 we strengthened our business and solidified our leadership position in the core 9-1-1 business," said George Heinrichs, Intrado's president and chief executive officer. "Our 9-1-1 business continues to grow steadily as we add new E9-1-1 customers for our Phase I and Phase II wireless solutions, extend existing long-term wireline contracts and deploy new market-leading products like our VoIP Emergency Calling Service. We have also continued to expand our customer base in the New Markets segment. We positioned ourselves to provide the next generation emergency services network and to take advantage of new opportunities in the European public safety market. We are well positioned to continue double-digit growth."

Recent Highlights

        On February 3, Intrado entered into an agreement to acquire Swiss-based bmd wireless, the leading global force in core network messaging infrastructure for cross-network SMS traffic. This combination of Intrado's robust telecommunication-grade platforms with bmd's scaleable and resilient software solutions creates new opportunities for wireless carriers around the world.

        Intrado extended its leadership in the VoIP market with the sale of its VoIP Emergency Call Service Offer to AT&T—the world's largest carrier of Internet Protocol (IP) traffic. Intrado's technology vision for VoIP supports AT&T's major initiative to deliver a full complement of VoIP services in 2004.

        Intrado signed a five-year contract extension with the second largest ILEC to continue to provide 9-1-1 data management software, systems and maintenance.

        Intrado announced a 10-year contract with Alaska Communications Systems to provide outsourced 9-1-1 data management services to their customers across the state, bringing to seven the number of ILECs we serve.

        Intrado continued to move forward with our NextGen Emergency Services offering, which when complete will enable the delivery of several new features and services. This initiative represents the next generation of 9-1-1 infrastructure, which will incorporate the latest technologies such as IP and message switching.

        Intrado added seven new wireless service providers as customers for our E9-1-1 services in the fourth quarter of 2003. We now support 44 wireless service providers directly or through contracts with state agencies.

        Intrado continued expansion of new input providers and subscribers to the IntelliBaseSM National Repository Line Level Database (NRLLDB) and Billing Name and Address (BNA) services. Intrado captured an additional 20% of the market's available CLEC access lines. Subscriber transaction volume increased revenue by 54% over the prior quarter.

        Intrado completed major deployments of IntelliCastSM notification systems in the City of Chicago and Maricopa Region (Phoenix) and closed additional sales with two municipalities. During Q4, our customers launched 66 events, informing the public about a variety of situations including fires, missing children, and escaped convicts.

Business Performance Summary

        Wireline:    Revenue increased to $22.0 million in the fourth quarter of 2003, up from $21.4 million in the fourth quarter of 2002. Direct costs were $10.6 million in the quarter, equivalent to the same period of 2002.

        Wireless:    Revenue increased to $10.3 million in the fourth quarter of 2003, up from $8.0 million in the fourth quarter of 2002. Direct costs were $5.6 million in the quarter, up from $4.4 million in the same period of 2002.

        New Markets:    Revenue increased to $649,000 in the fourth quarter of 2003, up from $312,000 in the fourth quarter of 2002. Direct costs were $1.2 million in the quarter, up from $1.0 million in the same period of 2002.

        Indirect Overhead Expenses:    Total indirect overhead expenses increased to $10.0 million in the fourth quarter of 2003, up from $9.7 million in the fourth quarter of 2002. Indirect overhead is composed of sales and marketing expenses, general and administrative expenses, inventory impairment and research and development expenses.

        Cash Flow Performance and Liquidity:    Intrado finished the quarter with $38.0 million in cash, up from $12.9 million at year end 2002, and up from $30.7 million at September 30, 2003. As of December 31, 2003, Intrado had $17.0 million available under its revolving line of credit with GE Capital and an additional $7.5 million available under existing capital lease facilities.

        Performance Metrics:    Days' sales outstanding were 48 days at December 31, 2003, compared to 66 days at December 31, 2002, and 48 days at September 30, 2003.

First Quarter 2004 Outlook

        The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from current expectations.

        Intrado's expectations for first quarter 2004 revenue range between $30.4 million and $32.0 million.

        Our first quarter 2004 expectations for net income range between $1.8 million and $2.2 million, with an estimated effective tax rate of 37%. On a diluted basis, first quarter 2004 earnings per share is expected to range between $0.10 and $0.13 per share on a projected share base of 17.3 million.

        Intrado anticipates that free cash flow will range between $2.5 million and $3.0 million in the first quarter of 2004, consisting of net cash provided by operating activities ranging between $5.5 million and $6.0 million, less estimated capital expenditures of $1.5 million and estimated capitalized software development costs of $1.5 million.

        Additionally, Intrado provides the following performance guidance for each of its three business units and for indirect overhead expenses:

        Wireline:    Expectations for first quarter 2004 revenue range between $19.4 and $20.0 million. Direct costs and expenses are estimated to be approximately $9.7 million.

        Wireless:    Outlook for first quarter revenue ranges between $10.3 and $10.8 million. Direct costs and expenses are estimated to be approximately $5.6 million.

        New Markets:    Outlook for first quarter revenue is approximately $0.7 to $1.2 million. Direct costs and expenses are estimated to be approximately $1.5 million.

        Indirect Overhead Expenses:    Intrado expects first quarter 2004 indirect overhead expenses to be approximately $11.1 million.

Conference Call Webcast

        Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on February 3, 2004 at 4:30 p.m. EST, 2:30 p.m. MST, and 1:30 p.m. PST to discuss fourth quarter 2003 and year-end results. To participate, access the Company's Web site at www.intrado.com and click on the Intrado Q4 Earnings Call Webcast button under the caption "Headlines."

About Intrado

        Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation's 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

        Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company's unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

        Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

        Additional information on Intrado, its products and services, and past press releases can be found at the Company's Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

        Certain information set forth herein, including total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Intrado's management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company's operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

        The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to the following:

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  our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive and market pressures in the telecommunications industry;

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  fluctuations in quarterly operating results, including those that are due to adverse trends in the telecommunications industry, bankruptcy filings by WorldCom and other customers, and other factors that are beyond our control;

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  whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

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  our ability to retain key executives, particularly George Heinrichs, our co-founder, president, chief executive officer and chairman of the board;

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  competition in service, price and technological innovation from entities with substantially greater resources than us;

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  our ability to integrate businesses and assets that we may acquire;

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  whether our efforts to expand into European and other international markets will prove to be economically viable;

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  constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

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  our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

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  our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and IntelliCastSM Target Notification services;

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  the unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission's mandated deployment of Phase I and Phase II wireless location services;

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  the potential for liability claims, including product liability claims relating to our software;

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  technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

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  changes in interest rates, including the LIBOR and prime rate, and their potentially adverse effect on our liquidity;

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  the possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards;

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  developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

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  developments in governance, accounting and financial regulation and their unpredictable impact on general and administrative expenses.

        This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Michael D. Dingman, Jr.
Chief Financial Officer
Intrado Inc.
720.494.6504 mdingman@intrado.com

INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2003	2002	2003	2002
Revenue:
Wireline business unit	$22,008	$21,384	$83,836	$80,833
Wireless business unit	10,294	8,043	38,976	25,835
New markets business unit	649	312	1,842	1,046

Total revenue	32,951	29,739	124,654	107,714
Costs and expenses:
Wireline business unit	10,585	10,582	39,890	38,954
Wireless business unit	5,570	4,429	21,574	14,761
New markets business unit	1,184	1,040	4,641	2,748
Sales and marketing	4,483	3,946	16,933	16,902
General and administrative	5,054	5,028	22,268	20,692
Inventory impairment	—	—	—	4,697
Research and development	502	742	2,322	2,770

Total costs and expenses	27,378	25,767	107,628	101,524

Income from operations	5,573	3,972	17,026	6,190
Other income (expense):
Interest and other income	75	27	222	157
Interest and other expense	(326)	(324)	(1,340)	(1,291)

Net income before income taxes	5,322	3,675	15,908	5,056
Income tax expense (benefit)	1,436	(6,006)	5,194	(6,006)

Net income	$3,886	$9,681	$10,714	$11,062

Net income per share:
Basic	$0.25	$0.63	$0.68	$0.72

Diluted	$0.23	$0.61	$0.63	$0.67

Shares used in computing net income per share:
Basic	15,767,188	15,264,934	15,764,081	15,263,676

Diluted	17,180,511	15,951,157	16,924,130	16,550,623

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$37,981	$12,895
Accounts receivable, net of allowance for doubtful accounts of approximately $357 and $589, respectively	15,678	14,900
Unbilled revenue	1,560	6,165
Prepaids and other	1,695	2,144
Deferred contract costs	4,195	3,196
Deferred income taxes-current portion	11,105	4,091

Total current assets	72,214	43,391

Property and equipment, net	26,220	30,277
Goodwill, net of accumulated amortization of $1,394	24,517	11,716
Other intangibles, net of accumulated amortization of $4,696 and $3,823, respectively	5,586	7,934
Deferred income taxes	—	8,916
Deferred contract costs	2,865	2,710
Software development costs, net	12,910	11,760
Other assets	955	676

Total assets	$145,267	$117,380

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$10,906	$8,646
Current portion of capital lease obligations	2,935	3,131
Current portion of note payable	4,250	917
Payable to Lucent	—	2,395
Mandatorily redeemable preferred stock payable	4,435	—
Deferred contract revenue	15,733	10,280

Total current liabilities	38,259	25,369

Capital lease obligations, net of current portion	1,488	2,689
Line of credit	2,000	8,000
Deferred rent, net of current portion	1,566	1,424
Notes payable, net of current portion	5,917	1,833
Mandatorily redeemable preferred stock payable	4,159	—
Deferred contract revenue	6,355	12,346
Deferred tax liability—long term	1,081	—

Total liabilities	60,825	51,661

Stockholders' equity:
Common stock	16	15
Additional paid-in-capital	88,944	80,936
Accumulated deficit	(4,518)	(15,232)

Total stockholders' equity	84,442	65,719

Total liabilities and stockholders' equity	$145,267	$117,380

INTRADO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2003	2002	2003	2002
Cash flows from operating activities:
Net income	$3,886	$9,681	10,714	$11,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,597	3,622	15,450	10,252
Tax benefit for stock option exercises	255	1,515	2,104	2,926
Stock-based compensation	80	—	183	219
Inventory impairment	—	—	—	4,697
Other adjustments	135	340	276	842
Change in—
Accounts receivable and unbilled revenue	(680)	(2,875)	4,059	(6,859)
Prepaids and other	272	2,285	170	4,847
Deferred contract costs	(92)	119	(1,153)	(251)
Deferred income taxes	1,182	(7,520)	2,983	(8,931)
Accounts payable and accrued liabilities	1,196	(2,383)	2,774	(6,547)
Deferred revenue	1,563	3,713	(538)	5,757

Net cash provided by operating activities	11,394	8,497	37,022	18,014
Cash flows from investing activities:
Acquisition of property and equipment	(1,125)	(3,062)	(3,573)	(15,969)
Investment in TechnoCom	—	—	—	(500)
Capitalized software development costs	(1,539)	(1,134)	(5,096)	(8,874)

Net cash used in investing activities	(2,664)	(4,196)	(8,669)	(25,343)
Cash flows from financing activities:
Principal payments on capital lease obligations	(844)	(1,156)	(3,322)	(4,726)
Payments on mandatorily redeemable preferred stock payable	—	—	(4,551)	—
Principal payments on notes payable and Lucent inventory payable	(1,221)	(1,447)	(5,016)	(2,248)
Proceeds from line of credit	—	—	—	6,000
Proceeds from notes payable and capital lease advances	(299)	—	3,900	3,000
Proceeds from exercise of options, warrants and employee stock purchase plan	875	707	5,722	2,482

Net cash provided by (used in) financing activities	(1,489)	(1,896)	(3,267)	4,508
Net increase (decrease) in cash and cash equivalents	7,241	2,405	25,086	(2,821)
Cash and cash equivalents, beginning of period	30,740	10,490	12,895	15,716

Cash and cash equivalents, end of period	$37,981	$12,895	$37,981	$12,895

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$795	$731	$1,924	$3,665

Supplemental Reconciliation of Free Cash Flow and Net Free Cash Flow
Net cash provided by operating activities	11,394	8,497	37,022	18,014
Net cash used in investing activities	(2,664)	(4,196)	(8,669)	(25,343)

Free Cash Flow	8,730	4,301	28,353	(7,329)
Net cash provided by (used in) financing activities	(1,489)	(1,896)	(3,267)	4,508

Net Free Cash Flow	$7,241	$2,405	$25,086	$(2,821)

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INTRADO® ANNOUNCES RECORD FOURTH QUARTER 2003 AND FULL YEAR RESULTS
INTRADO INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands, Except Per Share Data) (Unaudited)
INTRADO INC. CONSOLIDATED BALANCE SHEETS (Dollars in Thousands) (Unaudited)
INTRADO INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands) (Unaudited)